ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Announces Preliminary 2013 Second Quarter Financial Results

Quarterly Revenues Expected to be approximately $24.5 Million, Representing About 9% Year over Year Growth

Burlington, MA, July 8, 2013 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated workforce management and optimization solutions for the service industry, today announced that it anticipates revenues for the second quarter ended June 30, 2013 to be approximately $24.5 million, representing about 9% growth year over year.

The Company primarily attributes the lower than expected growth rate in revenues to a faster than expected shift in its revenues to cloud-based software-as-a-service (SaaS) sales. As this revenue shift is happening, there are some delays in closing certain contracts with customers that are performing additional due diligence comparing our cloud and on-premise offerings. The transition to a SaaS model is a positive development for ClickSoftware’s long term growth prospects; however this shift and the tendency of customers to lower up-front investment are having an impact on the Company’s short term growth rate. Additionally, while the Company has started to gain traction in its geographical expansion, the deal closing processes are taking longer than expected.

Based on preliminary estimates of operating costs, a net loss is anticipated for the quarter ended June 30, 2013 in the range of $2.7 to $3.1 million or a loss of $0.08 to $0.10 per share. Non-GAAP net loss is expected to be between $2.1 to $2.5 million, or a loss of $0.06 to $0.08 per share (Non-GAAP net income excludes amortization of intangible assets expenses of about $50,000, share-based compensation expenses of about $600,000, and tax benefit of about $70,000 in the second quarter of 2013).

The Company estimates that its cash, cash-equivalents, short and long-term investments were approximately $54.4 million as of June 30, 2013.

“Overall we view the transition to cloud SaaS–based revenues as a positive development. Our shift to cloud-based sales - including for large enterprises - is occurring faster than we anticipated, and, by its very nature, impacts our ability to grow our short term top line at the rate we originally expected, therefore influencing our quarterly earnings,” said Dr. Moshe BenBassat, ClickSoftware’s Chairman and CEO.

“During the second quarter we closed a relatively higher number of new contracts, including a growing number of cloud-based engagements. Some of these customers are initially implementing our service to a smaller user base but have the potential for a larger number of users once a full roll-out is completed. We also have a number of prospect customers in advanced stages of closing during the remainder of 2013 and are encouraged by our pipeline. In fact, one large deal already closed in the first week of the third quarter. In addition to our internal sales efforts, our workforce and service optimization app is now included in SalesForce.com’s marketplace under the name ClickWorkforce and is expected to contribute to our pipeline as well,” he concluded.

Financial Outlook

While the long-term prospects of the Company remain positive, the Company is reducing the previously provided full year 2013 guidance due to a faster than anticipated transition into Cloud SaaS-based revenues and slow ramp-up of revenues from new territories. Revenues are now expected to be between $110 million to $115 million, representing 10% to 15% growth over 2012. The Company expects to further update the EPS guidance in the quarterly earnings release later this month.

The above assessment for the second quarter of 2013 is based on the Company’s initial analysis and is subject to change as additional financial information becomes available. ClickSoftware will release its second quarter financial results on Wednesday, July 24, 2013, during pre-market hours. A press release announcing dial-in and webcasting details for the related conference call will be issued in advance.

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the "Service chain optimization" and "The real-time service enterprise" concepts, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit http://www.clicksoftware.com, follow us on Twitter, the content of which is not incorporated herein by reference.

To download ClickSoftware’s investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, the content of which is not incorporated herein by reference, please visit Apple’s App Store to download on your iPhone and iPad, or Google Play for your Android mobile device.

Use of Non-GAAP Financial Results

In addition to disclosing preliminary estimates of our financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), this press release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation, tax benefit related to the update of deferred tax asset and the amortization of acquired intangible assets. The Company’s management believes the Non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding our expected revenues, net loss, net loss per share and cash, cash equivalents, short and long-term investments for and as of the end of the second quarter of 2013, future trends in SaaS cloud-based revenues and prospects for the remainder of 2013 and long-term, closing of contracts, expansion into new territories and our outlook for full year 2013 revenues. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2012 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.